

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2012

Gerald F. Sullivan
Chief Financial Officer
Sibling Entertainment Group Holdings, Inc.
1201 Peachtree St. NE
Bldg 400 Ste 200
Atlanta, GA 30361

> Re: **Sibling Entertainment Group Holdings, Inc.**
>   **Form 10-K for Year Ended December 31, 2011**
>   **Filed April 30, 2012**
>   **File No. 000-28311**
>
>   **Form 10-K/A for Year Ended December 31, 2011**
>   **Filed July 6, 2012**
>   **File No. 000-28311**

Dear Mr. Sullivan:

We have reviewed your response dated July 10, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for Year Ended December 31, 2011 filed July 6, 2012

Item 9A. Controls and Procedures

Management's Report on Disclosure Controls and Procedures

1. We have reviewed the disclosures provided under Item 9A of Amendment 3 to your Form 10-K for December 31, 2011. We have read your representation that "overall management has considered that the Company's disclosure controls and procedures are effective." However, we note that you filed a Form 12b-25 on March 30, 2012 advising us that your Form 10-K for fiscal 2011 could not be filed because the "Registrant did not obtain all of the

necessary information prior to the filing date and the accountant could not complete the required financial statements and management could not complete the Management's Discussion." In fact, the completed Form 10-K for fiscal 2011 was not actually filed until April 20, 2012.

We further note, from your amended document, that "The Company's management did not assess the effectiveness of the Company's internal control over financial reporting as of December 31, 2011 in accordance with a recognized framework, due to its lack of resources." However, you state that material weaknesses were identified during the annual audit for 2011 that resulted in audit adjustments. These weaknesses included "lack of sufficient resources with SEC, generally accepted accounting principles (GAAP)" and "inadequate security over information technology." You specifically represent in your filed discussion of disclosure controls and procedures, that deficiencies included "lack of sufficient resources to ensure that information required to be disclosed by the Company in the reports that the Company files or submits to the SEC are recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms."

Rule 240.13a-15 specifically defines disclosure controls and procedures as those designed to ensure that information required to be disclosed in the reports that it files "is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms." Given the above fact pattern, and in view of your related disclosures and representations to date, we are not persuaded that your disclosure controls and procedures were effective "overall" as of the end of fiscal 2011. If you continue to believe that is the case, supplementally and in detail, discuss the consideration given to each one of the above referenced events and representations in arriving at your conclusion. We may have further comments upon review of your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

/s/ Lyn Shenk for

David R. Humphrey
Branch Chief